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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



                                                  Commission File Number 2-69336

(check one)
|_|  Form 10-K and Form 10-KSB                |_|  Form 11-K                           |_|  Form N-SAR
|_|  Form 20-F                                |X|  Form 10-Q and Form 10-QSB

For Period ended:  September 30, 2002.

|_|  Transition Report on Form 10-K and Form 10-KSB          |_|  Transition Report on Form 10-Q and Form 10-QSB
|_|  Transition Report on Form 20-F                          |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K
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For the Transition Period ended                                                .
                                -----------------------------------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________ .

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                       Cramer, Inc.
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Former name if applicable:
                          ------------------------------------------------------

                               1222 Quebec Street
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Address of principal executive office (street and number)

                        North Kansas City, Missouri 64116
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City, state and zip code


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                                     PART II

                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|_|      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or
                  portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
                  quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant has received accounting comments from the SEC on its preliminary 2002 annual meeting proxy statement, the responses to which are currently being prepared. One of the accounting issues about which information was requested in the comments was the accounting treatment of a quarterly securities pledge fee accrued by the Company and payable to its parent, Rotherwood Ventures, LLC ("Rotherwood"). The fee is payable in shares of common stock of the Company at the rate of 800,000 shares per quarter. The resolution of that accounting issue will impact the 10-QSB which is the subject of this filing. The registrant has agreed to pay a fee to Rotherwood for pledging $2 million in securities as additional collateral for the registrant's $2 million bank loan.
         Rotherwood has agreed to accept payment of the fee in common stock at the rate of 800,000 shares of common stock per quarter for each quarter during which the pledge remains in effect. The value assigned by the Company and Rotherwood to the common stock issuable in payment of such fee was $0.05 per share. On the basis of that valuation, the Company accrued a pledge fee expense of $40,000 for the fourth quarter of 2001 and the first and second quarters of 2002. A recent independent appraisal obtained by the Company states that the fair market value of the Company's common stock is $0.01 per share. Based on that appraisal, the 800,000 shares issuable to Rotherwood each quarter have an aggregate fair market value of $8,000, which the Company has determined is the proper amount of the quarterly pledge fee accrual in accordance with Statement of Financial Accounting Standards No. 123 (FAS 123). The
         Company intends to restate its 2001 and first and second quarter 2002 financials to reflect the $8,000 quarterly accrued expense. The effect of the accounting change will be to debit accrued expenses by $32,000 for each of the affected quarters, which will result in a corresponding credit to net income (loss) of $32,000 for 2001 and $32,000 for each of the first two quarters of 2002. The Company


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         requires additional time to file the September 30 10-QSB in order to properly account for the transaction for that quarter.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

           Mr. Nicholas Christianson         816                 471-4433
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                     (Name)               (Area Code)        (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities and Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s). |_| Yes   |X| No

         The registrant's annual report on Form 10-KSB for the year ended
December 31, 2000 and the registrant's quarterly report on Form 10-QSB for the quarter ended April 1, 2001 were filed late.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |X| Yes   |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Please see the discussion in Part III above. The effect of the accounting change will be to debit accrued expenses by the sum of $32,000 per quarter for the last quarter of 2001 and the first two quarters of 2002 and to credit net income (loss) in the same quarterly amount.

                                  Cramer, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  11/15/02                   By:  /s/   Nicholas Christianson
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                                      Nicholas Christianson
                                      Acting Chief Executive Officer and Interim
                                      Chief Financial Officer





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